SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

April 28, 2011

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath

Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE

Quarterly Financial Report — First Quarter 2011

Interim consolidated financial statements for the three months ended March 31, 2011

Key Financials

Key Financials	2011	2010			2011	2010
(in EUR million)	Q1	Q1	Q1-Q1		Q1	Q4	Q1-Q4
Revenues	205.4	154.5	33%		205.4	224.7	-9%
Gross profit	104.2	77.9	34%		104.2	117.3	-11%
Gross margin	51%	50%	1	pp	51%	52%	-1	pp
Operating result (EBIT)	74.9	46.4	61%		74.9	86.0	-13%
EBIT margin	36%	30%	6	pp	36%	38%	-2	pp
Net result	52.3	31.8	64%		52.3	61.6	-15%
Net result margin	25%	21%	4	pp	25%	27%	-2	pp
Net result per share - basic (EUR)	0.52	0.32	63%		0.52	0.62	-16%
Net result per share - diluted (EUR)	0.51	0.31	65%		0.51	0.60	-15%
Free Cash Flow*	11.7	67.8	-83%		11.7	-60.5	119%
Equipment order intake	210.3	168.5	25%		210.3	204.0	3%
Equipment order backlog (end of period)	321.1	229.9	40%		321.1	274.8	17%

* Operating CF + Investing CF + Changes in Cash Deposits

Key Share Data

Key Share Data
Germany in EUR,	Q1/2011		Q4/2010		Q1/2010
NASDAQ in USD	Shares	ADS	Shares	ADS	Shares*	ADS
Closing Price (end of period)	30.70	43.88	27.61	37.20	26.63	35.68
Period High Price	33.35	44.50	28.20	37.79	27.00	36.48
Period Low Price	27.65	36.89	20.61	28.25	20.00	27.63
Number of shares issued (end of period)	101,529,591		101,179,866		100,844,452
Market capitalization (end of period), million EUR, million USD	3,117.0	4,455.1	2,793.6	3,763.9	2,685.0	3,598.1

*XETRA in EUR

Revenue Split

Forward-Looking Statements

This report may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may”, “will”, “expect”, “anticipate”, “contemplate”, “intend”, “plan”, “believe”, “continue” and “estimate” and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements field by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

This financial report should be read in conjunction with the interim financial statements and the additional disclosures included elsewhere in this report.

Interim Management Report

1. Business Activity

AIXTRON (“the AIXTRON Group” or “the Company”) is a leading provider of deposition equipment to the semiconductor industry. The Company’s technology solutions are used by a diverse range of customers worldwide to build advanced components for electronic and optoelectronic applications based on compound, silicon, or organic semiconductor materials. Such components are used in displays, signaling, lighting, fiber optic communication systems, wireless and mobile telephony applications, optical and electronic storage devices, computing, as well as a range of other leading-edge technologies.

The Company markets and sells its products worldwide, principally through its direct sales organization and appointed dealers and sales representatives.

AIXTRON’s business activities include developing, producing and installing equipment for coating semiconductor materials, process engineering, consulting and training, including ongoing customer support.

AIXTRON supplies to customers both full production-scale complex material deposition systems and small scale systems for R&D and small-scale production use.

AIXTRON’s product range includes customized production and research scale compound semiconductor systems capable of depositing material films on up to 95 two-inch diameter wafers per single production run, or smaller multiples of larger diameter wafers, employing Metal-Organic Chemical Vapor Deposition (“MOCVD”) or Hydride Vapor Phase Epitaxy (“HVPE”) or organic thin film deposition on up to Gen. 3.5 substrates, including Polymer Vapor Phase Deposition (“PVPD”) or Organic Vapor Phase Deposition (“OVPD®”) or large area deposition for Organic Light Emitting Diodes (“OLED”) applications or Plasma Enhanced Chemical Vapor Phase Deposition (“PECVD”) for depositing complex Carbon Nanostructures (Carbon Nanotubes, Nanowires or Graphene).

AIXTRON also manufactures full production and research scale deposition systems for silicon semiconductor applications capable of depositing material films on wafers of up to 300mm diameter, employing technologies such as: Chemical Vapor Deposition (“CVD”), Atomic Vapor Deposition (“AVD®”) and Atomic Layer Deposition (“ALD”).

2. Important Factors of the Reporting Period

US Dollar development

•             After falling to a 4-month low of 1.29 USD/EUR on January 10 this year, the Euro rebounded against the US Dollar with the European currency passing the 1.40 USD/EUR mark on March 17 and continuing to trade at that level through to the end of the quarter (March 31: 1.42 USD/EUR). Despite EU debt problems resurfacing and increasingly specific concerns over Euro zone countries such as Portugal and Spain, the Euro appeared to gain support from the expectations of an early interest rate hike (effected on April 7, when the European Central Bank increased the discount rate by 25 basis points to 1.25%). In parallel, the US Dollar suffered from disappointing US economic data and concerns over the US government’s difficulty in reaching an acceptable consensus on the US budget, and consequently weakened by 6% throughout the quarter.

•             The USD/EUR average exchange rate, used by AIXTRON for the income and expenses of Q1/2011, was 1.36 USD/EUR, which was 3% stronger compared to the same period of 2010 (Q1/2010: 1.40 USD/EUR). Consequently, it had a slightly positive effect on revenues and profitability in a year on year comparison. Sequentially, the average USD/EUR exchange rate remained relatively unchanged compared to the 1.35 USD/EUR average rate in Q4/2010 and therefore had no significant effect on AIXTRON’s Q1/2011 comparable sequential revenues and profitability.

Year on year increase in business volume with high profitability margins

•             Supported by a higher equipment demand, mainly fuelled by HB LED backlighting and lighting applications and positively influenced by the USD/EUR exchange rate, Q1/2011 revenues increased by 33% year on year to EUR 205.4m (Q1/2010: EUR 154.5m).

•             Corresponding to the positive revenue development, the Company’s gross profit increased by 34% year on year to EUR 104.2m in Q1/2011 (Q1/2010: EUR 77.9m), resulting in a 1 percentage point higher gross margin of 51% (Q1/2010: 50%). Principally due to the increased gross margin coupled with lower operating expenses, the EBIT increased year on year by 61%, from EUR 46.4m in Q1/2010 to EUR 74.9m in Q1/2011 with a 6 percentage points higher EBIT margin of 36% (Q1/2010: 30%).  Net profit was EUR 52.3m or 25% of revenues (Q1/2010: EUR 31.8m or 21%).

•             The Q1/2011 equipment order intake increased year on year by 25% to EUR 210.3m, reflecting a continuation of healthy demand from LED backlighting manufacturers and early demand from the lighting applications industry. Following on from the trend seen in the prior quarters, China remains a very strong regional driver in this market.

AIXTRON 2010 MOCVD market share confirmed at 56.3% by Gartner

•             Based on information published in March 2011 by Gartner Dataquest, an independent semiconductor industry research company, the AIXTRON MOCVD equipment market share during 2010 has been confirmed at 56.3% of a market valued at USD 1,713m (2009: 68%; USD 533m). This level of market share is in line with our previously expressed expectations during the current transition period between product generations.

•            We continue to see very good market acceptance of our latest generation G5 and CRIUS® II equipment systems, which were launched in February 2010. At 65% of the order intake in Q1/2011 (Q4/2010: 55%; Q3/2010: 29%; Q2/2010: 8%), the customer adoption rate for these new systems is faster than the previous generation system introductions.

First SE Shareholders’ Meeting

•             Following the legal conversion of the Company from an AG structure into a European Company, the SE Supervisory Board is required by the SE regulation to be formally elected at the first ordinary general meeting of the SE, which is due to be held in May 2011. Those individuals proposed to become Supervisory Board members are named in the AGM agenda, which was published electronically on April 11 and was sent to all shareholders registered as of April 21, 2011.

•             For the forthcoming 2011 shareholders’ meeting, we have decided to broadcast the Supervisory and Executive Board speeches given during the meeting live via the internet, and to make the speeches available as webcasts on our internet page for a limited period after the event (www.aixtron.com/agm).

•             We will also enable shareholders who are registered in the AIXTRON share register to cast their vote in advance of the AGM, in the form of absentee voting in writing or via an internet portal by using a specific password-protected service. By using the same electronic service facility, shareholders will also be able to order their AGM admission tickets and if they choose to do so give power of attorney and voting instructions to their designated proxy before the actual meeting.

Independent Subsidiary: AIXTRON China Ltd.

•             On January 31, 2011, a legally independent subsidiary “AIXTRON China Ltd.” was formally established in Shanghai, China and will operate as part of the AIXTRON group of companies.

•             With the benefit of the new legal structure, we will be able to directly recruit and employ local and foreign employees in China. This was previously managed through a Chinese Government employment agency. The new legal structure makes potential future plans to open other AIXTRON China Ltd. branch offices easier to initiate and execute. Another important advantage is that we will be able to streamline the process and reduce the administration of any local sourcing of components, assemblies and spare parts in China.

•             This structural change is part of our strategy to prepare our organization for the substantial growth potential that the Chinese market represents. This potential is evidenced by the increasing local momentum being focused on the key economic and developmental targets detailed in the 12th Chinese Five-Year Plan (2011-2015), released in March, 2011. This latest extensive Government plan provides a strong national focus on energy efficiency, including LED lighting technologies.

Economic effects of the natural and nuclear catastrophe in Japan

•             Beyond the human tragedy caused by the earthquake and tsunami that struck Japan’s north-east coast on March 11, the potential effects on the Japanese and other world markets have yet to be fully quantified. Japan is the world’s third biggest consumer market and a major supplier of equipment, components and assemblies to the world’s electronics and automotive industries.

•             After an extensive internal review of our Japanese supplier base, we were able to confirm that AIXTRON manufacturing plans would not be affected by any immediate supply issues that could not be resolved.

•             From a direct customer perspective, our revenues from Japan have been historically low compared to other regions (2010: 2%; 2009: 4% of total revenues) and consequently did not have a negative effect on immediate revenue plans. However, we cannot yet accurately assess the potential Japanese end market effect that may yet to be experienced by our customers.

•             Looking further ahead such a traumatic sequence of events with the scale of human tragedy attached, has seemingly drawn much more global focus on the perceived risks associated with nuclear energy and the need for more energy efficient lighting and power applications. Increasing Government and public awareness on the benefits of the increased use of LED lighting could conceivably play a catalytic role in future commercial investment decisions and industrial and state energy-saving initiatives globally.

3. Results of Operations

3.1. Development of Revenues

During the first three months of 2011, AIXTRON recorded total revenues of EUR 205.4m, an increase of EUR 50.9m, or 33%, compared to EUR 154.5m in the same period last year. The most significant factor in this positive development was the year on year increase in demand for MOCVD deposition equipment for LED applications, helped by a positive year on year USD/EUR exchange rate effect. Compared to the previous quarter, revenues decreased by 9% from EUR 224.7m in Q4/2010, in line with customer delivery requirements.

Equipment sales were EUR 190.5m in Q1/2011 (Q4/2010: EUR 212.0m; Q1/2010: EUR 143.1m), which represents 93% of the total Q1/2011 revenues (Q4/2010: 94%; Q1/2010: 93%). The equipment bought by customers is predominantly used for the production of LEDs, which in turn are primarily employed as backlighting devices in products such as TVs, monitors, laptops, netbooks, tablet PCs and emerging lighting applications.

The remaining revenues were generated by sales of spare parts and service, which totaled 7% of total revenues in Q1/2011 (Q4/2010: 6%; Q1/2010: 7%).

	2011		2010		2010
Revenues by Equipment, Spares &	Q1		Q4		Q1		Q1-Q1
Service	m EUR	%	m EUR	%	m EUR	%	m EUR	%
Equipment revenues	190.5	93	212.0	94	143.1	93	47.4	33
Other revenues (service, spare parts, etc.)	14.9	7	12.7	6	11.4	7	3.5	32
Total	205.4	100	224.7	100	154.5	100	50.9	33

A very high percentage, namely 89% of total revenues in the first three months of 2011, were generated by sales to customers in Asia. This is 5 percentage points lower than the 94% recorded in Q1/2010 and 2 points higher than the 87% in Q4/2010. 5% of revenues in Q1/2011 were generated in Europe (Q4/2010: 7%; Q1/2010: 2%) and the remaining 6% in the USA (Q4/2010: 6%; Q1/2010: 4%).

	2011		2010		2010
	Q1		Q4		Q1		Q1-Q1
Revenues by Region	m EUR	%	m EUR	%	m EUR	%	m EUR	%
Asia	183.6	89	195.3	87	144.4	94	39.2	27
Europe	9.7	5	14.8	7	3.2	2	6.5	203
USA	12.1	6	14.6	6	6.9	4	5.2	75
Total	205.4	100	224.7	100	154.5	100	50.9	33

3.2. Development of Results

	2011		2010		2010
	Q1		Q4		Q1		Q1-Q1
Cost Structure	m EUR	% Rev.	m EUR	% Rev.	m EUR	% Rev.	m EUR	%
Cost of sales	101.2	49	107.4	48	76.6	50	24.6	32
Gross profit	104.2	51	117.3	52	77.9	50	26.3	34
Operating costs	29.2	14	31.3	14	31.5	20	-2.3	-7
Selling expenses	10.6	5	9.0	4	11.8	8	-1.2	-10
General and administration expenses	8.8	4	8.3	4	7.4	5	1.4	19
Research and development costs	12.4	6	12.6	6	10.8	7	1.6	15
Net other operating (income) and expenses	(2.6)	-1	1.4	1	1.5	1	(4.1)	-273

Cost of sales increased year on year, by 32% (and decreased by 6% sequentially) from EUR 76.6m in Q1/2010 (Q4/2010: EUR 107.4m) to EUR 101.2m in Q1/2011, while cost of sales relative to revenues remained comparatively stable at 49% (Q1/2010: 50%; Q4/2010: 48%). The relation between revenues and cost of sales generally depends on total sales volume, product mix and a potential USD/EUR exchange rate effect.

The Company’s gross profit increased by 34% year on year, in line with the positive revenue and cost of sales development (and decreased by 11% sequentially) to EUR 104.2m in Q1/2011 (Q1/2010: EUR 77.9m; Q4/2010: EUR 117.3m), resulting in a gross margin of 51% (Q1/2010: 50%; Q4/2010: 52%).

Operating costs decreased both year on year and quarter on quarter by 7% to EUR 29.2m (Q1/2010: EUR 31.5m; Q4/2010: EUR 31.3m). Operating costs relative to revenues were only 14% in Q1/2011, 6 percentage points lower than the 20% in Q1/2010 (stable over the 14% in Q4/2010). This development was influenced by the following factors:

Selling expenses decreased year on year, by 10% to EUR 10.6m (Q1/2010: EUR 11.8m), mainly against a backdrop of lower regional sales commissions and warranty expenses. Comparing sequential quarters (Q4/2010: EUR 9.0m), selling expenses increased, partially due to an adjustment to the warranty provision requirement in Q4/2010, and regional product mix. Selling expenses relative to revenues decreased year on year by 3 percentage points to 5% compared to 8% in Q1/2010 and increased sequentially by 1 percentage point compared to 4% in Q4/2010.

The year on year increase in general and administration expenses by 19% to EUR 8.8m in Q1/2011 (Q1/2010: EUR 7.4m) was principally due to increased IT infrastructure costs and consultancy charges, while the sequential quarter increase of 6% (Q4/2010: EUR 8.3m) was mainly influenced by volume related variable parts of the administration costs. General and administration expenses relative to revenues slightly decreased from 5% in Q1/2010 to 4% in Q1/2011 (while remaining stable at 4% compared to Q4/2010).

Research and development costs increased by 15% year on year (and remained relatively stable compared to the prior quarter) from the EUR 10.8m recorded in Q1/2010 to EUR 12.4m in Q1/2011 (Q4: EUR 12.6m), due to the increase in development activities requiring additional personnel, material, depreciation and facilities’ costs, including those for the new R&D center. R&D costs slightly decreased in relative terms from 7% of revenues in Q1/2010 to 6% in Q1/2011 (while remaining stable at 6% over Q4/2010).

With an average of 252 R&D employees in Q1/2011, AIXTRON maintains a strong, well funded and focused R&D program within the business. The R&D infrastructure has recently been extended with the completion of Phase 1 of the new purpose built R&D facility with a capacity for 300 staff, which by the end of Q1/2011 already housed 250 personnel. Phase 2, which is still under construction and scheduled to be finished early 2012, will include further application laboratories and a prototype production facility with room for an additional 150 personnel. The R&D activities the Company is engaged in are deemed critical for the Company’s long-term strategy to maintain its position as a leading provider of deposition equipment for the manufacturing of complex device structures for the semiconductor industry.

	2011	2010	2010	Q1-Q1
Key R&D Information	Q1	Q4	Q1%
R&D expenses (million EUR)	12.4	12.6	10.8	15
R&D expenses, % of sales	6	6	7
R&D employees (period average)	252	238	226	11
R&D employees, % of total headcount (period average)	32	32	31

Net other operating income and expenses in the first three months of 2011 resulted in an income of EUR 2.6m, compared with EUR 1.5m and EUR 1.4m of expenses in Q1/2010 and Q4/2010 respectively.

In Q1/2011, a net currency income of EUR 3.2m (Q1/2010: EUR 2.6m; Q4/2010: EUR 4.3m, both net expenses) arose from USD/EUR hedging contracts and transactional and translation differences. EUR 0.8m of R&D grants, received in Q1/2011 (Q1/2010: EUR 1.1m; Q4/2010: EUR 1.1m), were, as usual, recorded as other operating income. The currency and R&D income was partially offset by a EUR 1.4m expense for customs duties related to prior periods.

The operating result increased in a year on year comparison by 61%, from EUR 46.4m in Q1/2010 to EUR 74.9m in Q1/2011 with a 6 percentage points higher EBIT margin of 36% (Q1/2010: 30%). This development was principally due to the increased gross margin resulting from higher sales volumes, coupled with 7% less operating expenses as described above. In a quarterly sequential comparison, the operating result decreased by EUR 11.1m or 13% (Q4/2010: EUR 86.0m; 38%), mainly because of the volume effect.

Result before taxes increased by 64% from EUR 45.8m in Q1/2010 (Q4/2010: EUR 88.0m) to EUR 75.2m in Q1/2011, with a net finance income of EUR 0.3m in Q1/2011 (Q1/2010: EUR 0.6m net expense; Q4/2010: EUR 2.0m net income).

AIXTRON recorded a tax expense of EUR 22.9m in Q1/2011, at a stable effective tax rate of 31% of the profit before tax (Q1/2010: EUR 13.9m or 30%; Q4/2010: EUR 26.3m or 30%).

The net income was 64% up year on year from EUR 31.8m (21% of revenues) in Q1/2010, but 15% down quarter on quarter from EUR 61.6m (27% of revenues) in Q4/2010 to EUR 52.3m (25% of revenues) in Q1/2011.

3.3. Development of Orders

Equipment Orders	2011	2010	2010	Q1-Q1
(in EUR million)	Q1	Q4	Q1	m EUR	%
Equipment order intake	210.3	204.0	168.5	41.8	25
Equipment order backlog (end of period)	321.1	274.8	229.9	91.2	40

The Q1/2011 equipment order intake increased year on year, and at EUR 210.3m was 25% up on the EUR 168.5m in Q1/2010 and 3% up on the prior quarter (Q4/2010: EUR 204.0m). As a matter of internal policy, the 2011 order intake in US Dollars is recorded at the current 2011 budget exchange rate of 1.35 USD/EUR (2010: 1.50 USD/EUR).

Despite a degree of global market uncertainty, the longer term market development for compound semiconductor equipment remains very positive in comparison. This is evidenced by the continuing increased adoption of LED backlighting in LCD TVs and other display applications. Moreover, the increasing number of orders received from AIXTRON customers which, in Management’s opinion, are linked to LED lighting applications, underlines a growing momentum in the emergence of an LED lighting market.

The total equipment order backlog of EUR 321.1m at March 31, 2011 was 40% higher than the EUR 229.9m at the same point in time in 2010 17% higher than the EUR 274.8m recorded as of December 31, 2010 and 6% higher than the 2011 opening backlog as of January 1, 2011 which was revalued to EUR 302.3m, reflecting the 2011 budget USD/EUR exchange rate of 1.35 USD/EUR.

As a matter of internal policy, AIXTRON records only equipment orders as order intake and order backlog, when a purchase agreement has been signed by both parties and the realization of the related agreement is sufficiently likely in the assessment of the Company’s Management. This usually requires the receipt of a firm purchase order, an agreed deposit, any specific shipment dependant documentation, and a system specific customer-confirmed delivery date.

4. Financial Position and Net Assets

The Company recorded no bank borrowings as of March 31, 2011 and December 31, 2010.

The equity ratio increased to 79% as of March 31, 2011, compared to 73% as of December 31, 2010, principally due to higher retained earnings.

The AIXTRON Group’s capital expenditures of the first quarter of 2011 amounted to EUR 6.9m (Q4/2010: EUR 32.9m; Q1/2010: EUR 4.0m), of which EUR 6.6m (Q4/2010: EUR 30.6m; Q1/2010: EUR 3.5m) were related to property, plant and equipment (including testing and laboratory equipment). In Q1/2011, EUR 5.9m of this was invested in the new R&D center under construction at the Company’s Herzogenrath premises (Q4/2010: EUR 27.0m).

Cash and cash equivalents (including cash deposits with a maturity of more than three months) increased to EUR 394.8m (EUR 200.7m + EUR 194.1m cash deposits) as of March 31, 2011 compared to EUR 384.7m (EUR 182.1m + EUR 202.6m cash deposits) as of December 31, 2010.

The value of property, plant and equipment increased to EUR 82.0m as of March 31, 2011 (EUR 77.9m as of December 31, 2010), principally due to investments in R&D.

The decrease in the value of goodwill from EUR 62.2m as per December 31, 2010 to EUR 58.7m as per March 31, 2011 resulted purely from currency translation adjustments. There were no additions or impairments in the first three months of 2011.

The value of other intangible assets decreased from EUR 7.0m as per December 31, 2010 to EUR 6.2m as per March 31, 2011. Differences arose mainly from amortization.

Inventories, including raw materials, work in progress and finished goods, remained almost stable at EUR 167.2m as of December 31, 2010 and EUR 163.3m as of March 31, 2011.

Advance payments from customers have decreased by EUR 47.5m from EUR 117.5m as of December 31, 2010 to EUR 70.0m as of March 31, 2011 principally due to timing and different regional and customer-specific practices.

Trade receivables decreased from EUR 88.4m as of December 31, 2010 to EUR 70.0m as of March 31, 2011, reflecting a slightly more rapid collection of receivables during Q1/2011.

5. Opportunities and Risks

AIXTRON believes that the following market trends and opportunities of the relevant end user markets could have a positive effect on future business:

Short Term

•                  Continuing investment into capacity expansion for the production of LED backlighting for LCD screens (netbooks, tablets, laptops, monitors, TVs).

•                  Further increased adoption of LEDs in automotive (e.g. interior lighting, headlights and rear lights) or other applications.

•                  Increasing adoption of LEDs for exterior, public street and commercial lighting.

Mid Term

•                  Increased adoption of LEDs for consumer and residential general lighting applications.

•                  Increased emergence of high volume Silicon Carbide (SiC) production applications and emerging hybrid automotive and photovoltaic transistor applications.

•                  Increased emergence and further development of plastic electronics / flexible organic TFT backplanes.

•                  Development of next generation NAND, DRAM and PRAM memory applications.

•                  Increased development activity for specialized compound solar cell applications.

Long Term

•                  Further progress in research activities leading to technologies for OLED lighting and displays as well as organic material large area deposition.

•                  Progress in the convergence development of complex compound semiconductor material applications as substituting materials in the silicon semiconductor industry.

•                  Development of new applications using Carbon Nanostructures (Carbon Nanotubes, Carbon Nanowires, Graphene).

•                  Development of UV LED applications e.g. for water purification

AIXTRON is exposed to a series of risks which are described in detail in the “Risk Report” of the Annual Report 2010 and in the section “Risk Factors” in AIXTRON’s 2010 20-F Report, which has been filed with the U.S. Securities and Exchange Commission on March 1, 2011. Copies of the Company’s most recent Annual Report and Form 20-F are available on the Company’s website at www.aixtron.com (sections “Investors/Reports” and “Investors/US-Listing”), as well as on the SEC’s website at www.sec.gov.

During the first three months of 2011, AIXTRON Management was not aware of any significant additions or changes in the risks as described in the 2010 Annual Report/20-F Report referred to above.

6. Outlook

Despite the potential for volatility, we continue to believe that 2011 could be another revenue growth period for AIXTRON and that the very solid order backlog, with which we started into 2011, and the orders since received, are a strong foundation for that potential.

We will closely watch the currently weakening USD/EUR exchange rate and the potential effects on the Company’s revenues and profitability and will, where possible and economically expedient, employ appropriate financial instruments to mitigate potential risk.

For fiscal year 2011, we continue to expect to achieve a revenue figure of circa EUR 800-900m and an operating margin of circa 35%.

Due to multiple emerging markets for LED applications, we believe that our LED production equipment will remain the most prominent element of our current and future revenues. We expect that the retail market demand for products such as monitors and TVs, employing LED backlighting will continue to grow in 2011. Furthermore, we anticipate that the adoption of LED lighting applications will continue to increase, with China potentially becoming a prominent regional driver towards this development.

During the forthcoming nine months of the year, we plan to continue to invest in laboratory equipment and into the building of the new R&D center at our premises in Herzogenrath.

We continue to believe that our Company has sufficient funds or instruments in place to ensure that the foreseeable needs of the business can be met.

As at March 31, 2011, we had no binding agreements for participation financing, company acquisitions or transfers of parts of the Company.

Interim Financial Statements

1. Consolidated Income Statement*

in EUR thousands	Q1/2011	Q1/2010	+/-

Revenues	205,410	154,505	50,905
Cost of sales	101,234	76,599	24,635
Gross profit	104,176	77,906	26,270

Selling expenses	10,625	11,838	-1,213
General administration expenses	8,811	7,415	1,396
Research and development costs	12,414	10,803	1,611
Other operating income	4,065	1,214	2,851
Other operating expenses	1,498	2,707	-1,209
Operating result	74,893	46,357	28,536

Finance Income	816	397	419
Finance Expense	487	986	-499
Net Finance Income	329	-589	918
Result before taxes	75,222	45,768	29,454

Taxes on income	22,945	13,938	9,007
Profit/loss attributable to the equity holders of AIXTRON SE (after taxes)	52,277	31,830	20,447

Basic earnings per share (EUR)	0.52	0.32	0.20
Diluted earnings per share (EUR)	0.51	0.31	0.20

2. Consolidated Statement of other Comprehensive Income*

in EUR thousands	Q1/2011	Q1/2010	+/-

Profit or Loss	52,277	31,830	20,447
Losses/gains from derivative financial instruments before taxes	6,101	-5,607	11,708
Deferred taxes	-1,638	1,984	-3,622
Currency translation adjustment	-9,273	3,100	-12,373
Other comprehensive income	-4,810	-523	-4,287
Total comprehensive income attributable to equity holders of AIXTRON SE	47,467	31,307	16,160

* unaudited

3. Consolidated Statement of Financial Position

in EUR thousands	31/03/2011	31/12/2010	31/03/2010
Assets
Property, plant and equipment	81,978	77,910	39,417
Goodwill	58,729	62,201	60,954
Other intangible assets	6,158	6,977	7,548
Other non-current assets	718	807	696
Deferred tax assets	16,373	19,469	20,020
Tax assets	334	332	373
Total non-current assets	164,290	167,696	129,008
Inventories	163,322	167,221	102,529
Trade receivables less allowance kEUR 340 (2010: kEUR 382; Q1 2010 kEUR 699)	70,029	88,407	73,843
Current tax assets	1,215	696	0
Other current assets	28,830	14,707	18,075
Other financial assets	194,093	202,587	121,000
Cash and cash equivalents	200,712	182,118	250,609
Total current assets	658,201	655,736	566,056
Total assets	822,491	823,432	695,064

Liabilities and shareholders’ equity

Subscribed capital Number of shares: 100,450,666 (2010: 100,100,941; Q1 2010 99,765,527)	100,451	100,101	99,766
Additional paid-in capital	270,121	267,070	262,936
Retained earnings	296,765	244,488	98,922
Income and expenses recognized in equity	-16,145	-11,335	-14,087
Total shareholders’ equity	651,192	600,324	447,537
Employee benefits	0	17	1,121
Other non-current liabilities	198	636	79
Other non-current accruals and provisions	253	387	721
Deferred tax liabilities	0	0	278
Total non-current liabilities	451	1,040	2,199
Trade payables	40,829	39,643	38,647
Advance payments from customers	69,976	117,477	139,412
Other current accruals and provisions	39,031	43,536	38,029
Other current liabilities	10,950	4,034	6,698
Current tax liabilities	10,028	17,342	22,507
Deferred revenues	34	36	35
Total current liabilities	170,848	222,068	245,328
Total liabilities	171,299	223,108	247,527
Total liabilities and shareholders’ equity	822,491	823,432	695,064

* unaudited

4. Consolidated Statement of Cash Flows*

in EUR thousands	Q1/2011	Q1/2010	+/-
Cash inflow from operating activities
Net income for the period (after taxes)	52,277	31,830	20,447
Reconciliation between profit and cash inflow/outflow from operating activities
Expense from share-based payments	1,342	912	430
Depreciation and amortization expense	3,301	3,004	297
Deferred income taxes	2,941	-5,789	8,730

Change in
Inventories	2,264	-12,336	14,600
Trade receivables	16,641	-23,833	40,474
Other assets	-10,836	-7,206	-3,630
Trade payables	2,124	16,397	-14,273
Provisions and other liabilities	-4,175	18,964	-23,139
Non-current liabilities	-560	-1,102	542
Advance payments from customers	-46,671	51,029	-97,700
Cash inflow from operating activities	18,648	71,870	-53,222

Cash inflow/outflow from investing activities
Capital expenditures in property, plant and equipment	-6,629	-3,485	-3,144
Capital expenditures in intangible assets	-313	-539	226
Bank deposits with a maturity of more than 90 days	7,240	-31,000	38,240
Cash inflow/outflow from investing activities	298	-35,024	35,322

Cash inflow/outflow from financing activities
Proceeds from issue of equity shares	2,079	1,789	290
Cash inflow/outflow from financing activities	2,079	1,789	290

Effect of changes in exchange rates on cash and cash equivalents	-2,431	782	-3,213
Net change in cash and cash equivalents	18,594	39,417	-20,823
Cash and cash equivalents at the beginning of the period	182,118	211,192	-29,074
Cash and cash equivalents at the end of the period	200,712	250,609	-49,897

Interest paid	-196	-59	-137
Interest received	883	383	500
Income taxes paid	42,928	15,309	27,619
Income taxes received	-647	0	-647

* unaudited

5. Consolidated Statement of Changes in Equity*

	Subscribed		Income and expense recognized directly in equity		Retained	Shareholders’ equity attributable to
in EUR thousands	capital under IFRS	Additional paid-in capital	Currency translation	Derivative financial instruments	Earnings/ Accumulated deficit	the owners of AIXTRON SE Total
Balance at January 1, 2011	100,101	267,070	-10,995	-340	244,488	600,324
Share based payments		1,325				1,325
Issue of shares for options	350	1,726				2,076
Net income for the period					52,277	52,277
Other comprehensive income			-9,273	4,463		-4,810
Total comprehensive income			-9,273	4,463	52,277	47,467
Balance at March 31, 2011	100,451	270,121	-20,268	4,123	296,765	651,192

	Subscribed		Income and expense recognized directly in equity		Retained	Shareholders’ equity attributable to
in EUR thousands	capital under IFRS	Additional paid-in capital	Currency translation	Derivative financial instruments	Earnings/ Accumulated deficit	the owners of AIXTRON SE Total
Balance at January 1, 2010	99,588	260,413	-12,449	-1,115	67,092	413,529
Share based payments		912				912
Issue of shares for options	178	1,611				1,789
Net income for the period					31,830	31,830
Other comprehensive income			3,100	-3,623		-523
Total comprehensive income			3,100	-3,623	31,830	31,307
Balance at March 31, 2010	99,766	262,936	-9,349	-4,738	98,922	447,537

* unaudited

Additional Disclosures

1. Accounting Policies

This consolidated interim financial report of AIXTRON SE has been prepared in accordance with International Financial Reporting Standards (IFRS) applicable for Interim Financial Reporting, IAS 34.

The accounting policies adopted in this interim financial report are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2010.

The consolidated interim financial statements of AIXTRON SE include the following operating subsidiaries (collectively referred to as “AIXTRON”, “the AIXTRON Group”, or “the Company”): AIXTRON, Inc., Sunnyvale, California (USA); AIXTRON Ltd., Cambridge (United Kingdom); Nanoinstruments Ltd. (United Kingdom); AIXTRON AB, Lund (Sweden); AIXTRON Korea Co. Ltd., Seoul (South Korea); AIXTRON KK, Tokyo (Japan); AIXTRON China Ltd., Shanghai (P.R. China); and AIXTRON Taiwan Co. Ltd., Hsinchu (Taiwan). In comparison with December 31, 2010, AIXTRON China Ltd., Shanghai has been added to the consolidated group of companies.

2. Segment Reporting

The following segment information has been prepared in accordance with IFRS 8 “Operating Segments”. As AIXTRON has only one operating segment, the information provided relates only to geographical data.

The Company markets and sells its products in Asia, Europe, and the United States, mainly through its direct sales organization and cooperation partners.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments
(in EUR thousands)		Asia	Europe	USA	Group
Revenues realized with third parties	Q1/2011	183,608	9,704	12,098	205,410
	Q1/2010	144,413	3,239	6,853	154,505
Segment assets (property, plant and equipment)	31/03/11	532	78,666	2,780	81,978
	31/03/10	218	35,534	3,665	39,417

3. Stock Option Plans

In the first three months of 2011, AIXTRON’s employees and Executive Board members held stock options, representing the right to receive AIXTRON common shares or AIXTRON American Depositary Shares (ADS). The status of these options developed as follows:

AIXTRON ordinary shares	31/03/11	Exercised	Expired/Forfeited	31/12/10
Stock options	4,114,787	349,725	22,022	4,486,534
Underlying shares	4,782,264	349,725	22,763	5,154,752

AIXTRON ADS	31/03/11	Exercised	Expired/Forfeited	31/12/10
Stock options	6,610	0	0	6,610
Underlying shares	6,610	0	0	6,610

4. Employees

The total number of employees rose from 731 on March 31, 2010 to 799 persons on March 31, 2011.

	2011		2010		Q1-Q1
Employees by Region	Mar-31%		Mar-31%		abs.	%
Asia	156	19	128	17	28	22
Europe	533	67	502	69	31	6
USA	110	14	101	14	9	9
Total	799	100	731	100	68	9

	2011		2010		Q1-Q1
Employees by Function	Mar-31%		Mar-31%		abs.	%
Sales	61	8	85	12	-24	-28
Research and Development	254	32	231	32	23	10
Manufacturing and Service	381	48	324	44	57	18
Administration	102	12	91	12	11	12
Total	799	100	731	100	68	9

5. Management

As compared to December 31, 2010, there were no changes to the composition of the Company’s Executive and Supervisory Boards as of March 31, 2011. In the AGM agenda, which has been published on April 11, a new Supervisory Board composition has been proposed to the shareholders, which will be voted on during the first ordinary general meeting of the SE, due to be held on May 19, 2011.

6. Related Party Transactions

AIXTRON did not conclude or carry out any material transactions with related parties.

7. Post-Balance Sheet Date Events

There were no known business events with a potentially significant effect on AIXTRON’s results of operation, financial position or net assets after March 31, 2011.

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements for the three months ended March 31, 2011 give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

Herzogenrath, April 2011

AIXTRON SE

Executive Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIXTRON SE

	By	/s/ Paul Hyland
	Name:	Paul Hyland
	Title:	President & CEO
Date: April 28, 2011

	By	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Executive Vice President & CFO